0-13391

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002 - dated April 30, 2002

Commission file number 0-13391

SAMEX Mining Corp.

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X   Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

SAMEX

S A M E X M I N I N G C O R P.

301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
TEL: (604) 870-9920
FAX: (604) 870-9930

TOLL FREE: 1-800-828-1488
E-MAIL: samex@direct.ca
WEB SITE: www.samex.com
SYMBOL: SXG-VSE

April 25, 2002

B.C. Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs:

RE: Quarterly Report for SAMEX Mining Corp.

This is a Confirmation of Mailing regarding the SEDAR Filing of Form 51-901F Quarterly Report, Interim Financial Statements and Schedules B & C for the above referenced Company. This report covers the period ended February 28, 2002 and has been approved by the Board of Directors and duly executed by two directors of the Company in accordance with your regulations.

WE HEREBY CERTIFY THAT a copy of the above referenced Quarterly Report was mailed, by the Company on April 25, 2002, to all shareholders who responded to National Policy 41 and are listed on the Company's supplemental mailing list.

Thank you for your assistance in this matter.

Yours truly,

Per: ____________________
Jeffrey P. Dahl
President

Per: ____________________
Larry D. McLean
Vice President, Operations

/blm

cc: Canadian Venture Exchange - SEDAR
Leschert & Company, Attn: Allen Leschert
Computershare Investor Services, Attn: Margaret Au
Steel & Company, Attn: Roger Street
Dale Dobson
U.S. Securities Commission
Moody's Investors Service
Pink Sheets LLC

SAMEX MINING CORP.

FIRST QUARTER REPORT

February 28, 2002

SAMEX MINING CORP.
#301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3 CANADA
TEL: (604) 870-9920
FAX: (604) 870-9930
WEB SITE: www.samex.com

Quarterly Report FORM 51-901F

ISSUER DETAILS

For Quarter Ended:	February 28, 2002
Date of Report:	April 24, 2002
Name of Issuer:	SAMEX Mining Corp.
Issuer Address:	#301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3
Issuer Fax Number:	(604) 879-9930
Issuer Phone Number:	(604) 870-9920
Contact Person:	Jeffrey Dahl
Contact Position:	President
Contact Telephone Number:	(604) 870-9920
Website:	www.samex.com

CERTIFICATE

The ***Three*** schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name:	*Jeffrey P. Dahl*	Date Signed: April 24, 2002
Director's Name:	*Larry D. McLean*	Date Signed: April 24, 2002

S A M E X   M I N I N G   C O R P.

CORPORATE HIGHLIGHTS - FIRST QUARTER REPORT

(as at February 28, 2002)

- Debt Reduction - $140,890 of Debt Extinguished Through Shares-For-Debt Settlement
- Received $300,000 Share Subscription Funds For Private Placement of Units @ $0.15/Unit
- Preparing Comprehensive Exploration Report On Eskapa Property Drilling Results

FOR DETAILS TURN TO:

SCHEDULE A - *FINANCIAL INFORMATION*

SCHEDULE B - *SUPPLEMENTARY INFORMATION*

SCHEDULE C - *MANAGEMENT DISCUSSION, ANALYSIS OF FINANCIAL STATEMENTS MINERAL PROPERTIES, NEWS RELEASES*

SAMEX Mining Corp. is exploring the mineral-rich Cordillera of Bolivia, Chile and Argentina. This prolific mining belt hosts some of the world's largest ore bodies.

SAMEX Mineral Exploration Properties In Bolivia

EL DESIERTO
Epithermal Gold-Silver, Porphyry Copper Prospects

ESKAPA
Epithermal Gold -Silver, Copper Prospects

SANTA ISABEL
Zinc-Silver-Lead-Indium-Copper-Gold Targets

WALTER
Vein/Intrusion Gold-Silver-Lead-Zinc-Copper-Bismuth

WARA WARA
Sediment-Hosted Zinc-Silver-Lead-Copper Targets

YARETANI
Shear & Sediment-Hosted Gold Targets

SAMEX trades on the Canadian Venture Exchange - symbol: **SXG**
SAMEX is quoted in the United States on the NASD OTC Bulletin Board - symbol: **SMXMF**

See ***www.samex.com*** for news releases and additional information.

SAMEX

SCHEDULE A: FINANCIAL INFORMATION

SAMEX MINING CORP.
CONSOLIDATED BALANCE SHEETS
FEBRUARY 28, 2002 AND NOVEMBER 30, 2001
(Expressed in Canadian Dollars)
(Unaudited)

ASSETS

	February 28, 2002	November 30, 2001
CURRENT		
CASH (NOTE 4)	$ 301,201	$ 111,035
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS (NOTE 5)	1,024,693	1,011,907
CAPITAL (NOTE 6)	52,580	60,310
	$ 1,378,474	$ 1,183,252

LIABILITIES

CURRENT		
ACCOUNTS PAYABLE - GENERAL	$ 49,817	$ 48,820
ACCOUNTS PAYABLE - TO RELATED PARTIES	208,608	236,768
	258,425	285,588
NOTE PAYABLE (NOTE 7)	408,938	400,197
	667,363	685,785
COMMITMENTS AND CONTINGENCIES (NOTE 11)		

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 8)		
AUTHORIZED		
100,000,000 COMMON SHARES WITHOUT PAR VALUE		
50,000,000 PREFERRED SHARES		
ISSUED		
42,409,781 COMMON SHARES (NOV 30, 2001 - 41,000,881 COMMON SHARES)	14,196,034	14,055,144
SHARE SUBSCRIPTIONS	302,000	140,890
DEFICIT	(13,786,923)	(13,698,567)
	711,111	497,467
	$ 1,378,474	$ 1,183,252

APPROVED BY THE DIRECTORS

"Jeffery P. Dahl"
"Larry D. McLean"

SAMEX MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED FEBRUARY 28, 2002 AND 2001
(Expressed in Canadian Dollars)
(Unaudited)

	2002	2001
OPERATING EXPENSES		
AMORTIZATION	$ 280	$ 280
BANK CHARGES AND INTEREST	850	(671)
FOREIGN EXCHANGE	(2,273)	36,046
INTEREST ON LONG-TERM DEBT	8,741	8,020
MINERAL INTERESTS ADMINISTRATION INVESTIGATION AND EVALUATION	20,600	22,737
OFFICE, SUPPLIES AND MISCELLANEOUS	10,762	11,620
PRINTING	-	346
REGULATORY FEES	3,529	4,211
SALARIES	44,501	62,549
SHARE TRANSFER AGENT	1,205	187
TRAVEL AND PROMOTION	161	1,696
NET LOSS FOR THE PERIOD	88,356	147,021
DEFICIT BEGINNING OF THE PERIOD	13,698,567	12,682,003
DEFICIT END OF THE PERIOD	$ 13,786,923	$ 12,829,024
NET LOSS PER COMMON SHARE	$ 0.01	$ 0.01

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

FOR THE PERIOD ENDED FEBRUARY 28, 2002

(Expressed In Canadian Dollars)

(Unaudited)

MINERAL PROPERTIES

	EL DESIERTO	ESKAPA	SANTA ISABEL	WALTER	WARA WARA	YARETANI	UN-ALLOCATED**	TOTAL
ADMINISTRATION & UNALLOCATED	-	20,600	-	-	-	-	-	$ 20,600
ADVANCES	-	-	-	-	-	-	7,604	7,604
AMORTIZATION	-	7,166	-	-	-	-	-	7,166
DRILLING & SUB-CONTRACTS	-	9,915	-	-	-	-	-	9,915
FIELD SUPPLIES	-	80	-	-	-	-	-	80
FOOD & LODGING	-	10,068	-	-	-	-	-	10,068
GEOLOGY, MAPPING & SURVEYS	-	31,964	-	-	-	-	-	31,964
REPAIRS & MAINTENANCE	-	2,865	-	-	-	-	-	2,865
SITE ADMINISTRATION	-	800	-	-	-	-	-	800
TOTAL CURRENT COSTS	-	83,458	-	-	-	-	7,604	91,062
RECOVERY OF COSTS *	-	(57,676)	-	-	-	-	-	(57,676)
ADMINISTRATION COSTS EXPENSED IN THE PERIOD	-	(20,600)	-	-	-	-	-	(20,600)
BALANCE AT BEGINNING OF PERIOD	1,000	905,040	1,000	1,000	1,000	1,000	101,867	1,011,907
BALANCE AT END OF PERIOD	$ 1,000	$910,222	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 109,471	$1,024,693

***Recovery of Costs** - This is option income received from International Chalice Resources in relation to option agreements on the El Desierto Property and the Eskapa Property. SAMEX conducts the exploration on the properties, therefore the money is spent and recorded by SAMEX. This option income is deducted in Recovery of Costs.

****Unallocated** - The transfers from Canada to Bolivia during the accounting stub periods have been recorded as unallocated exploration Advances (note: the first quarter end of the Company's Bolivian subsidiaries is December 31 while the Company's first quarter end is February 28). This has been done to reflect the amounts paid subsequent to the quarter end of the Bolivian subsidiaries in the statements. The amounts are re-allocated in the following quarter based on the Bolivian financial statements.

SAMEX MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE PERIODS ENDED FEBRUARY 28, 2002 AND 2001
(Expressed In Canadian Dollars)
(Unaudited)

	2002	2001
CASH PROVIDED (USED) BY		
OPERATING ACTIVITIES		
NET LOSS FOR THE PERIOD	$ (88,356)	$ (147,021)
ADD NON-CASH ITEMS		
COMMON SHARES FOR SERVICES	140,890	-
MINERAL INTEREST AND DEFERRED EXPLORATION COSTS WRITTEN OFF	20,600	22,737
AMORTIZATION	280	280
	73,414	(124,004)
CHANGE IN NON-CASH WORKING CAPITAL ITEMS		
ACCOUNTS PAYABLE	(27,163)	61,332
	46,251	(62,672)
FINANCING ACTIVITIES		
NOTES PAYABLE	8,741	8,020
COMMON SHARES - FOR CASH	-	247,500
SHARE SUBSCRIPTIONS	161,110	(40,000)
	169,851	215,520
INVESTING ACTIVITIES		
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS	(26,220)	(78,843)
CAPITAL ASSETS	284	(1,194)
PROCEEDS FROM SALE OF SHARES	-	-
	(25,936)	(80,037)
CHANGE IN CASH FOR THE PERIOD	190,166	72,811
CASH BEGINNING OF THE PERIOD	111,035	17,412
CASH END OF THE PERIOD	$ 301,201	$ 90,223

SAMEX MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2002

1. BASIS OF PRESENTATION

(a) Mineral Property Interests and Values

The Company is engaged in the exploration of mineral resource properties and records its investment in mineral properties at cost or at an ascribed amount if the consideration is treasury shares. The Company includes in mineral property costs, the option payments made on properties that are held under option agreements. All costs relating to exploration projects are deferred until such time as the projects are put into commercial production, sold or abandoned.

(b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its Canadian, Bahamian and Bolivian subsidiaries. The financial statements are expressed in Canadian dollars. These financial statements include the accounts of the subsidiaries as at their fiscal quarter end of December 31 consolidated with the accounts of the Company as at its quarter end of February 28. Note that, due to this difference in quarter ends, expenditures by the subsidiaries in Bolivia during January and February are not included in the Company's First Quarter consolidated financial statements but will be accounted for in the Company's consolidated financial statements in the following quarter.

COMPANY	LOCATION	OWNERSHIP
South American Mining & Exploration Corp.	Canada	100%
SAMEX International Ltd.	Bahamas	100%
SAMEX S.A.	Bolivia	98%
BOLIVEX S.A.	Bolivia	98%
EMIBOL S.A.	Bolivia	98%

2. GOING CONCERN CONSIDERATIONS

These financial statements have been prepared on the assumption that the Company is a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different basis of measurement may be appropriate when a Company is not expected to continue operations for the foreseeable future. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings from third parties and related parties sufficient to meet current and future obligations.

For the quarters ended February 28, 2002 and 2001, the Company sustained net losses of $88,356 and $147,021 respectively.

3. ACCOUNTING POLICIES

The accounting policies followed by the Company are unchanged from those outlined in the Audited Financial Statements for the year ended November 30, 2001.

4. CASH

The Company maintains its cash balances in Canadian and U.S. currencies. At the quarter end, the Canadian dollar equivalents held were as follows:

		2002	2001
Canadian dollars		$ 249,687	$ 5,093
U.S. dollars	- in Canada	47,583	44,728
U.S. dollars	- in Bolivia	3,931	40,402
Total		$ 301,201	$ 90,223

5. MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

The Company has invested in various properties located in Bolivia. The mineral interests have been acquired by entering into purchase or option agreements or by staking. Ownership of some properties is held by a company controlled by a director or by third parties. Net smelter royalties (0.6% to 3%), net profits interest (1.2%) or net cash flow royalties (5.5% to 16%) have been granted. For property details, see Schedule C - "Mineral Exploration Properties".

In order to earn or maintain its interest in certain major mineral properties owned or under option, the Company is obligated for the following payments:

(a) SANTA ISABEL PROPERTY (Goya/El Bonete Concessions)

The Company has earned a full interest (subject to the royalties below) in the property from the property owner, Corporacion Minera de Bolivia (COMIBOL), by spending U.S. $1,140,000 on exploration of the property by March, 1997. In addition, the Company is obligated to make a payment to COMIBOL of U.S. $500 per hectare retained - which was due April 2000 (up to U.S. $901,500). Payment of the outstanding amount has not been made or demanded. SAMEX is awaiting a response from COMIBOL concerning negotiations to extend the term of the agreement and the due date of the payment

The property is subject to a net positive cash flow royalty, payable to COMIBOL, of 5.5% until capital costs are recouped, increasing to 16.0% thereafter, and to an additional 1.2% net profits interest royalty, payable to third parties.

(b) EL DESIERTO PROPERTY

The Company granted International Chalice Resources ("Chalice") an option to earn up to a 35% joint venture interest in mineral operations on the El Desierto Property by making option payments totaling US $500,000 to be expended on the property as follows:

U.S. $300,000 by May 9, 2004 ($216,147 received) to earn a 25% joint venture interest
U.S. $400,000 by November 9, 2004 to earn a 30% joint venture interest
U.S. $500,000 by May 9, 2005 to earn a 35% joint venture interest

Effective February 26, 2002, Chalice dropped their option, relinquishing all rights under the El Desierto Property Option Agreement dated September, 30, 1999.

(c) ESKAPA PROPERTY

November 2000, The Company granted International Chalice Resources ("Chalice")an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making option payments to SAMEX totaling US $500,000 on or before November 15, 2003.

Effective February 28, 2002 the option agreement was amended by shortening the term of the option to an earlier date, February 28, 2002, and in consideration reducing total option payments required to US $461,137.98. Chalice has exercised the full option by completing option payments to SAMEX totaling US $461,137.98 by February 28, 2002, and has earned the right to receive, upon formation of a joint venture, a 40% Joint Venture Interest with respect to mineral operations on the Eskapa property. Under the amended terms of the Agreement, Chalice shall notify SAMEX on or before August 31, 2002 whether it elects to participate in the proposed joint venture or elects to convert the joint venture interest it would otherwise be entitled to under the Agreement to a 10% Net Profits Interest.

Under the option agreement, SAMEX is entitled to receive a royalty of 2% Net Smelter Return (the "SAMEX Royalty") from all production on the property. Chalice can cancel the SAMEX Royalty by making a payment of US $3,000,000 to SAMEX at any time before the fifth anniversary of production on the property and thereafter by payments increasing by increments of US $3,000,000 for each additional five year period.

6. CAPITAL ASSETS

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE 2002	NET BOOK VALUE 2001
Furniture, office and computer equipment	$ 100,094	$ 83,329	$ 16,765	$ 22,501
Exploration equipment	158,117	122,302	35,815	51,864
Vehicles	61,423	61,423	0	0
	$ 319,634	$ 267,054	$ 52,580	$ 74,365

7. NOTES PAYABLE

A Convertible Promissory Note in the principal sum of $300,000.00, dated July 31, 1998, is outstanding. The Note is convertible until June 30, 2003 (the Expiry Date) into units at a price of $0.40/unit if converted by July 31, 2002 or at $0.45/unit if converted by June 30, 2003 as follows:

EXPIRY DATE	CONVERTIBLE AT	SHARES	WARRANTS
July 31, 2002	$0.40 per unit	750,000	750,000 Warrants exercisable @ $0.40
June 30, 2003	$0.45 per unit	666,666	666,666 Warrants exercisable @ $0.45

Each unit consists of one common share and one share purchase warrant which will entitle the holder to purchase one additional common share of the Company from the date the Note is converted until expiry of the warrant on June 30, 2003. The warrants are exercisable at a price of $0.40 if converted by July 31, 2002 or at $0.45 if before June 30, 2003.

The amount due under the Convertible Note will bear interest at 9% per annum compounded annually, which will be accrued but not payable until July 31, 2003 (the "Maturity Date") or, if the principal and interest remain unpaid after the Maturity Date, at 10% per annum compounded annually as calculated from the date the Note was originally issued. If the Convertible Note is converted in whole or in part prior to the Maturity Date, interest thereon will be reduced to 7% per annum compounded annually.

	2002	2001
Notes payable principal	$ 300,000	$ 300,000
Accrued interest	108,938	75,143
	$ 408,938	$ 375,143

See Note 12 - Subsequent Events - Portion Of Promissory Note Converted To Units

8. SHARE CAPITAL

(a) Authorized: 100,000,000 common shares without par value and 50,000,000 preferred shares.

(b) Escrow: Nil

(c) Issued Share Capital

	COMMON SHARES	CONSIDERATION
Balance November 30, 2000	34,935,881	$ 13,411,946
Issued Jan. 30, 2001 - private placement ($0.10)	2,475,000	$ 247,500
Issued Nov. 1, 2001 - private placement ($0.10)	1,260,000	126,000
Issued Nov. 14, 2001 - debt settlement ($0.1368)	1,200,000	164,198
Issued Nov. 15, 2001 - private placement ($0.10)	1,130,000	113,000
- cash finder's fee	-	(7,500)
Balance November 30, 2001	41,000,881	$ 14,055,144
Issued Jan 4, 2002 - debt settlement ($0.10)	1,408,900	$ 140,890
Balance February 28, 2002	42,409,781	$ 14,196,034

(d) Share Purchase Warrants outstanding to acquire 7,791,400 common shares as follows:

750,000 shares @ $0.25/share to April 20, 2002 (750,000 exercised*)
2,176,400 shares @ $0.20/share to August 9, 2002 (1,076,000 exercised*)
2,475,000 shares @ $0.15/share to January 30, 2003 (50,000 exercised*)
1,260,000 shares @ $0.10/share to November 1, 2003 (140,000 exercised*)
1,130,000 shares @ $0.12/share to November 15, 2003 (30,000 exercised*)

* exercised subsequent to the quarter ended February 28, 2002

(e) Incentive Share Options outstanding to directors/officers, employees and consultants to acquire a total of 2,460,000 shares as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Patricio Kyllmann	April 19, 2000	450,000	$0.40	April 19, 2005
Jeffrey Dahl	April 19, 2000	300,000	$0.40	April 19, 2005
Robert Kell	April 19, 2000	300,000	$0.40	April 19, 2005
Larry McLean	April 19, 2000	300,000	$0.40	April 19, 2005
Peter Dahl	April 19, 2000	300,000	$0.40	April 19, 2005
Allen Leschert	April 19, 2000	300,000	$0.40	April 19, 2005
Brenda McLean	April 19, 2000	150,000	$0.40	April 19, 2005
David Montano	April 19, 2000	50,000	$0.40	April 19, 2005
Dale Dobson	April 19, 2000	20,000	$0.40	April 19, 2005
Richard Hughes	April 19, 2000	150,000	$0.40	April 19, 2005
Hisao Fujita	April 19, 2000	70,000	$0.40	April 19, 2005
Philip Southam	April 19, 2000	30,000	$0.40	April 19, 2005
Mario Barrigan	April 19, 2000	30,000	$0.40	April 19, 2005
Victor Flores	April 19, 2000	10,000	$0.40	April 19, 2005
TOTAL OPTIONS		**2,460,000**		

See Note 12 - Subsequent Events - Stock Options Granted

9. RELATED PARTY TRANSACTIONS

Title to certain mineral interests is held by related parties in Bolivia.

Shares-For-Debt Settlement - The Company settled debt totaling CDN $140,890.00 with six creditors by issuing 1,408,900 shares at a deemed price of $0.10/share in settlement of unpaid wages and accounts payable. The 1,408,900 shares were issued January 4, 2002 and are subject to a hold period until May 4, 2002. An $89,540 portion of the debt was owed to four directors of SAMEX, consequently directors of the Company received an aggregate of 895,400 shares in the settlement. (News Release No. 1-02 dated January 11, 2002)

10. SEGMENTED INFORMATION

The Company activities are all in the one industry segment of exploration of mineral resource properties. The Company's mineral interests consist of properties located in Bolivia. Financial information by geographic segments is as follows:

	DOMESTIC	BOLIVIA	TOTAL
Operating expenses			
Amortization	$ 280	$ -	$ 280
Foreign exchange	-	(2,273)	(2,273)
Interest on long-term debt	8,741	-	8,741
Mineral interests, administration, investigation and evaluation	-	20,600	20,600
Salaries	44,501	-	44,501
Administration and general	16,507	-	16,507
Net loss for the period	$ 70,029	$ 18,327	$ 88,356
Expenditures for mineral property interests	$ -	$ 33,386	$ 33,386
Capital assets & mineral property interests	$ 4,226	$ 1,073,047	$ 1,077,273
Total assets	$ 301,496	$ 1,076,978	$ 1,378,474

11. COMMITMENTS AND CONTINGENCIES

Legal Actions - The Company has been named but not served as a defendant in two related legal proceedings filed in California. Management believes that the proceedings are without merit and no provision for costs arising therefrom has been made in the accounts.

12. SUBSEQUENT EVENTS

Private Placement #25 - Subsequent to the quarter, the Company completed the private placement of 2,120,000 units comprised of one common share and one warrant at a price of $0.15 per unit for total proceeds of $318,000 ($300,000 of which was received as share subscription funds in the first quarter). The two-year warrant entitles the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the first year of the warrant (by March 5, 2003) or at a price of $0.25 per share if exercised during the second year of the warrant which expires March 5, 2004. Compensation comprised of $12,000.00 cash and the issuance of 80,000 share/warrant units (having the same terms as described above) was paid to Canaccord Capital for professional services provided in relation to the placement of 2,000,000 of the units. All 2,200,000 share/warrant units were issued March 5, 2002. The units are subject to a hold period until July 5, 2002. A Director/Officer of SAMEX was a placee for 40,000 units. The proceeds will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital.

Stock Options Granted - On March 19, 2002, SAMEX granted 1,480,000 new incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007. The new options are in addition to 2,460,000 outstanding options which are exercisable at a price of $0.40 per share effective until expiry on April 19, 2005. The grant of the new options increases the number of options granted to employees, directors, officers and consultants of the Company to a total of 3,940,000 shares. (News Release No. 5-02 dated March 19, 2002) 1,300,000 of the new options were granted to Directors/Officers of the Company. (See Schedule B for details).

Promissory Note Debt Reduced - Portion Of Promissory Note Converted To Units - A $100,000 portion of principal of a $300,000 Convertible Promissory Note (dated July 31, 1998) was converted into 250,000 share/warrant units at a price of $0.40 per unit. The 250,000 shares and the warrant were issued April 1, 2002. The warrant entitles the holder to purchaser an additional 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which expires June 30, 2003. The Company also made an interest payment of $28,244.67 to the Note holder to cover the 7% interest due on the $100,000 portion of principal that was converted to Units. The conversion and interest payment effectively reduced the Company's long-term debt by reducing the principal of the Convertible Promissory Note from $300,000 down to $200,000 and by paying down a $28,244.67 portion of interest due on the Note. (See Note 6. "Notes Payable" in Financial Statement)

SCHEDULE B - *SUPPLEMENTARY INFORMATION*

FIRST QUARTER - FOR THE PERIOD ENDED FEBRUARY 28, 2002

Shares-For-Debt Settlement - The Company settled debt totaling CDN $140,890.00 with six creditors by issuing 1,408,900 shares at a deemed price of $0.10/share in settlement of unpaid wages and accounts payable. The 1,408,900 shares were issued January 4, 2002 and are subject to a hold period until May 4, 2002. An $89,540 portion of the debt was owed to four directors of SAMEX, consequently directors of the Company received an aggregate of 895,400 shares in the settlement. (News Release No. 1-02 dated January 11, 2002)

Share Subscriptions - During the first quarter, SAMEX received $300,000 in share subscription funds for a private placement that was completed subsequent to the quarter and $2,000 in payment for 20,000 shares @ $0.10/share pursuant to a warrant that was exercised subsequent to the quarter.

SECURITIES ISSUED DURING FIRST QUARTER - December 1, 2001 to February 28, 2002

Outstanding shares at November 30, 2001 - 41,000,881

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Jan 4/02	Common Shares	Shares-For-Debt	1,408,900	deemed $0.10	debt settlement	Settled Debt of $140,890	N/A

Outstanding shares at February 28, 2002 - 42,409,781

Directors And Officers Of The Company - Jeffrey P. Dahl - President & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations & Director, Brenda L. McLean - Corporate Secretary.

SUBSEQUENT TO THE FIRST QUARTER ENDED FEBRUARY 28, 2002

Private Placement #25 Completed - Subsequent the first quarter, SAMEX completed a private placement of 2,120,000 units comprised of one common share and one warrant at a price of $0.15 per unit for proceeds totaling $318,000 ($300,000 of which was received as share subscription funds in the first quarter). The two-year warrant entitles the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the first year of the warrant (by March 5, 2003) or at a price of $0.25 per share if exercised during the second year of the warrant which expires March 5, 2004. Compensation comprised of $12,000.00 cash and the issuance of 80,000 share/warrant units (having the same terms as described above) was paid to Canaccord Capital for professional services provided in relation to the placement of 2,000,000 of the units. All 2,200,000 share/warrant units were issued on March 5, 2002. The units are subject to a hold period until July 5, 2002. A Director/Officer of SAMEX was a placee for 40,000 units. The proceeds will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. (News Release No. 4-02 dated March 8, 2002)

Promissory Note Debt Reduced - Portion Of Promissory Note Converted To Units - A $100,000 portion of principal of a $300,000 Convertible Promissory Note (dated July 31, 1998) was converted into 250,000 share/warrant units at a price of $0.40 per unit. The 250,000 shares and the warrant were issued April 1, 2002. The warrant entitles the holder to purchaser an additional 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which expires June 30, 2003. The Company also made an interest payment of $28,244.67 to the Note holder to cover the 7% interest due on the $100,000 portion of principal that was converted to Units. The conversion and interest payment effectively reduced the Company's long-term debt by reducing the principal of the Convertible Promissory Note from $300,000 down to $200,000 and by paying down a $28,244.67 portion of interest due on the Note. (See Note 6. "Notes Payable" in Financial Statement)

Exercise Of Warrants - Subsequent to the end of the First Quarter, numerous warrants were exercised ("Warrant Ex") for proceeds as detailed in the following table of securities issued.

SECURITIES ISSUED SUBSEQUENT TO THE FIRST QUARTER

Outstanding shares at February 28, 2002 - 42,409,781

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Mar 4/02	Shares	Warrant Ex	20,000	$0.10	$2,000	Cash	N/A
March 5/02	Shares	Private Placement	2,120,000	$0.15	$318,000	Cash	Compensation $12,000 & 80,000 Units
	Warrants		2,120,000				
March 5/02	Shares	Issued For Services	80,000	deemed $0.15	NIL	Compensation For Fiscal Advisory Services	re: above Compensation
	Warrants		80,000				
Mar 11/02	Shares	Warrant Ex	50,000	$0.25	$12,500	Cash	N/A
Mar 19/02	Shares	Warrant Ex	10,000	$0.25	$2,500	Cash	N/A
Mar 20/02	Shares	Warrant Ex	24,000	$0.25	$6,000	Cash	N/A
Mar 20/02	Shares	Warrant Ex	50,000	$0.15	$7,500	Cash	N/A
Mar 21/02	Shares	Warrant Ex	17,500	$0.25	$4,375	Cash	N/A
Mar 21/02	Shares	Warrant Ex	20,000	$0.20	$4,000	Cash	N/A
Mar 21/02	Shares	Warrant Ex	20,000	$0.10	$2,000	Cash	N/A
Mar 21/02	Shares	Warrant Ex	30,000	$0.12	$3,600	Cash	N/A
Mar 25/02	Shares	Warrant Ex	179,000	$0.20	$35,800	Cash	N/A
Mar 25/02	Shares	Warrant Ex	25,000	$0.25	$6,250	Cash	N/A
Mar 26/02	Shares	Warrant Ex	100,000	$0.10	$10,000	Cash	N/A
Mar 27/02	Shares	Warrant Ex	25,000	$0.20	$5,000	Cash	N/A
Mar 27/02	Shares	Warrant Ex	300,000	$0.20	$60,000	Cash	N/A
Mar 28/02	Shares	Warrant Ex	40,000	$0.20	$8,000	Cash	N/A
Apr 1/02	Shares	Convert Portion of Promissory Note	250,000	$0.40	$100,000 of Debt Eliminated	Promissory Note Converted to Share/Warrants Units	N/A
	Warrants		250,000				
Apr 3/02	Shares	Warrant Ex	16,000	$0.25	$4,000	Cash	N/A
Apr 4/02	Shares	Warrant Ex	50,000	$0.25	$12,500	Cash	N/A
Apr 4/02	Shares	Warrant Ex	200,000	$0.20	$40,000	Cash	N/A
Apr 4/02	Shares	Warrant Ex	100,000	$0.20	$20,000	Cash	N/A
Apr 10/02	Shares	Warrant Ex	100,000	$0.25	$25,000	Cash	N/A
Apr 11/02	Shares	Warrant Ex	105,000	$0.20	$21,000	Cash	N/A
Apr 15/02	Shares	Warrant Ex	50,000	$0.25	$12,500	Cash	N/A
Apr 16/02	Shares	Warrant Ex	107,000	$0.20	$21,400	Cash	N/A
Apr 17/02	Shares	Warrant Ex	67,500	$0.25	$16,875	Cash	N/A
Apr 18/02	Shares	Warrant Ex	15,000	$0.25	$3,750	Cash	N/A
Apr 18/02	Shares	Warrant Ex	20,000	$0.25	$5,000	Cash	N/A
Apr 18/02	Shares	Warrant Ex	30,000	$0.25	$7,500	Cash	N/A
Apr 20/02	Shares	Warrant Ex	25,000	$0.25	$6,250	Cash	N/A
Apr 20/02	Shares	Warrant Ex	250,000	$0.25	$62,500	Cash	N/A

Outstanding shares at April 24, 2002 - 46,905,781

Annual General Meeting - The Annual General Meeting of SAMEX Mining Corp. will be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 23, 2002 at 2:30 P.M.

Stock Options Granted - On March 19, 2002, SAMEX granted 1,480,000 new incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007. The new options are in addition to 2,460,000 outstanding options which are exercisable at a price of $0.40 per share effective until expiry on April 19, 2005. The grant of the new options increases the number of options granted to employees, directors, officers and consultants of the Company to a total of 3,940,000 shares as shown in the table below. (News Release No. 5-02 dated March 19, 2002) 1,300,000 of the new options were granted to Directors/Officers of the Company.

Optionee	Date of Option	# of Shares	Price	Expiry Date
Patricio Kyllmann	April 19, 2000	450,000	$0.40	April 19, 2005
Jeffrey Dahl	April 19, 2000	300,000	$0.40	April 19, 2005
Robert Kell	April 19, 2000	300,000	$0.40	April 19, 2005
Larry McLean	April 19, 2000	300,000	$0.40	April 19, 2005
Peter Dahl	April 19, 2000	300,000	$0.40	April 19, 2005
Allen Leschert	April 19, 2000	300,000	$0.40	April 19, 2005
Brenda McLean	April 19, 2000	150,000	$0.40	April 19, 2005
David Montano	April 19, 2000	50,000	$0.40	April 19, 2005
Dale Dobson	April 19, 2000	20,000	$0.40	April 19, 2005
Richard Hughes	April 19, 2000	150,000	$0.40	April 19, 2005
Hisao Fujita	April 19, 2000	70,000	$0.40	April 19, 2005
Philip Southam	April 19, 2000	30,000	$0.40	April 19, 2005
Mario Barrigan	April 19, 2000	30,000	$0.40	April 19, 2005
Victor Flores	April 19, 2000	10,000	$0.40	April 19, 2005
Options @ $0.40		**2,460,000**		

Patricio Kyllmann	March 19, 2002	200,000	$0.20	March 19, 2007
Jeffrey Dahl	March 19, 2002	200,000	$0.20	March 19, 2007
Robert Kell	March 19, 2002	200,000	$0.20	March 19, 2007
Larry McLean	March 19, 2002	200,000	$0.20	March 19, 2007
Peter Dahl	March 19, 2002	200,000	$0.20	March 19, 2007
Allen Leschert	March 19, 2002	200,000	$0.20	March 19, 2007
Brenda McLean	March 19, 2002	100,000	$0.20	March 19, 2007
Dale Dobson	March 19, 2002	30,000	$0.20	March 19, 2007
Bill Murphy	March 19, 2002	100,000	$0.20	March 19, 2007
Linda Dahl	March 19, 2002	50,000	$0.20	March 19, 2007
Options @ $0.20		**1,480,000**		
TOTAL OPTIONS		**3,940,000**		

SCHEDULE C

MANAGEMENT DISCUSSION

FIRST QUARTER 2002 - FOR THE PERIOD ENDED FEBRUARY 28, 2002

During the first quarter, the Company was involved in financing activities, debt settlement, and in the preparation of a comprehensive exploration report on results of the Eskapa Property drill program completed during the fourth quarter of 2001.

Shares-For-Debt Settlement - SAMEX settled debt totaling CDN $140,890.00 with six creditors by issuing 1,408,900 shares at a deemed price of $0.10/share in settlement of unpaid wages and accounts payable. The 1,408,900 shares were issued January 4, 2002 and are subject to a hold period until May 4, 2002. An $89,540 portion of the settlement involved debt owed to four directors of SAMEX, consequently directors of the Company received an aggregate of 895,400 shares in the settlement. (News Release No. 1-02 dated January 11, 2002)

Increase in Trading Volume and Price - During the first quarter, there was a significant increase in the trading volume and price of the Company's shares which prompted a request from the CDNX. As a result, the Company issued the following News Release No. 2-02 dated February 6, 2002:

> **CORPORATE UPDATE - GOLD IS PRECIOUS** - The Canadian Venture Exchange has requested that SAMEX Mining Corp. issue a news release in response to the increased trading volume and price of the Company's shares. SAMEX confirms that there are no material changes in the Company that have not previously been announced, though in recent weeks Management has observed a dramatic shift in market perception and interest concerning gold/silver which appears to be turning investor's attention to companies mining or exploring for precious metals.
>
> In spite of the lackluster gold price of recent years, SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued. This motivating principle is summarized in the following excerpt from the Company's 2000 Annual Report:
>
>> *"**Is mineral exploration worthwhile** considering the depressed metal prices of the past several years? Should a company continue to explore for gold and silver when popular opinion has rejected these metals as a "store of wealth" in favour of stocks, bonds and paper currencies?*
>>
>> ***GOLD IS PRECIOUS** - Precious metals have been the standard of real value for many centuries. SAMEX is motivated by a strong conviction that gold and silver are valuable "hard assets" particularly during times when confidence in paper investments is shaken. SAMEX has survived the boom and bust of the technology bubble and management plans to continue the business of exploring for precious metals and other valuable resources in the earth."*
>
> In addition, SAMEX has also been an outspoken supporter of the Gold Anti-Trust Action Committee (www.GATA.org), a US based "not for profit" organization, which contends that a hidden scheme exists to manage and even manipulate the US dollar price of gold for the benefit of certain knowledgeable parties to the detriment of others. GATA has researched, documented and is now supporting ongoing US Federal litigation against certain international banking, government and quasi-government institutions.
>
> SAMEX also applauds several more senior companies within its sector, who have embraced the concept that "gold is honest money" and publicly endorsed policies such as holding back excess gold production in bullion instead of cash, and further, offering shareholders the opportunity to receive dividends in certain gold instruments.
>
> It appears the increased volume and price of SAMEX shares may in part be attributed to investors who recognize that the mining/exploration sector may be undervalued as compared to other investments, and further, are

supporting companies motivated by the aforementioned convictions. SAMEX holds several quality exploration prospects within one of the most prolifically mineralized regions of the earth, the Cordillera Occidental of Bolivia and Chile. The Company is currently working to secure financing for the ongoing exploration of several of its key properties namely the Eskapa and Wara Wara prospects. (See news releases, photos, maps etc. at www.samex.com).

Financing Interest - The increase in the trading volume and price of the Company's shares provided considerable interest for financing for the Company:

Private Placement #25 - During the first quarter, SAMEX received $300,000 in share subscription funds for a private placement. Subsequent to the quarter, the Company completed the private placement of 2,120,000 units comprised of one common share and one warrant at a price of $0.15 per unit for proceeds totaling $318,000. The two-year warrant entitles the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the first year of the warrant (by March 5, 2003) or at a price of $0.25 per share if exercised during the second year of the warrant which expires March 5, 2004. Compensation comprised of $12,000.00 cash and the issuance of 80,000 share/warrant units (having the same terms as described above) was paid to Canaccord Capital for professional services provided in relation to the placement of 2,000,000 of the units. All 2,200,000 share/warrant units were issued March 5, 2002. The units are subject to a hold period until July 5, 2002. A Director/Officer of SAMEX was a placee for 40,000 units. The proceeds will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. (News Release No. 4-02 dated March 8, 2002)

Eskapa Property Option Agreement Amended - SAMEX and International Chalice Resources ("Chalice") agreed to amend certain terms of the Eskapa Property Option Agreement by shortening the term of the option and, in consideration, reducing the total option payment required. Under the original agreement dated November 15, 2000, SAMEX granted Chalice an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 on or before November 15, 2003. Effective February 28, 2002, the Agreement was amended by reducing total option payments required, to US $461,137.98, on or before an earlier date, February 28, 2002. Chalice made the final option payment of US $56,137.98 (to earn the final 4% interest remaining under the option), thereby exercising the full option by completing option payments totaling US $461,137.98 by February 28, 2002. Chalice has earned the right to receive, upon formation of a joint venture, a 40% Joint Venture Interest with respect to mineral operations on the Eskapa property. Under the amended terms of the Agreement, Chalice shall notify SAMEX on or before August 31, 2002 whether it elects to participate in the proposed joint venture or elects to convert the joint venture interest it would otherwise be entitled to under the Agreement to a 10% Net Profits Interest. (News Release No. 4-02 dated March 8, 2002)

Chalice Drops Option On El Desierto Property - During the quarter, International Chalice Resources notified SAMEX that it did not plan any further expenditures on the El Desierto Property in Bolivia and relinquished any rights under the El Desierto Option Agreement of September 30, 1999. SAMEX continues to maintain a reduced portion of the El Desierto claims for further evaluation subject to the availability of financing or other joint venture agreements. (News Release No. 4-02 dated March 8, 2002)

Investor Relations - Activities were limited to individual meetings with shareholders, brokers and fund managers.

Subsequent To The Quarter

Promissory Note Debt Reduced - Portion Of Promissory Note Converted To Units - A $100,000 portion of principal of a $300,000 Convertible Promissory Note (dated July 31, 1998) was converted into 250,000 share/warrant units at a price of $0.40 per unit. The 250,000 shares and the warrant were issued April 1, 2002. The warrant entitles the holder to purchaser an additional 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which expires June 30, 2003. The Company also made an interest payment of $28,244.67 to the Note holder to cover the 7% interest due on the $100,000 portion of principal that was converted to Units. The conversion and interest payment effectively reduced the Company's long-term debt by reducing the principal of the Convertible Promissory Note from $300,000 down to $200,000 and by paying down a $28,244.67 portion of interest due on the Note. (See "Notes Payable" in Financial Statement)

Eskapa Property Update - A comprehensive exploration summary report is being drafted. Results of the drill program completed in the fourth quarter of 2001 have added considerable understanding of the El Indo-Tambo-style, precious-metal mineralizing system at Eskapa. The report will make recommendations for the next stage of exploration on the property. Upon completion, the report will be used to seek exploration funding through financings or joint venture agreements.

SEE THE NEWS RELEASE SECTION OF THIS SCHEDULE C FOR ADDITIONAL DETAILS CONCERNING THE COMPANY'S ACTIVITIES DURING AND SUBSEQUENT TO THE QUARTER.

ANALYSIS OF FINANCIAL STATEMENTS

The following discussion should be read in conjunction with the accompanying consolidated financial statements and related notes. During the first quarter ended February 28, 2002, the Company was principally involved in financing activities and in the preparation of a comprehensive exploration report on results of the Eskapa Property drill program completed during the fourth quarter of 2001. Mineral interests and exploration costs for the first quarter totaled $91,062.

The Company does not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the quarter ended February 28, 2002. Losses over past years are a reflection of the Company's ongoing expenditures on its mineral properties which are all currently in the exploration stage. Due to the net loss, the continuation of the Company is dependent upon its ability to attain profitable operations and generate cash flow therefrom and/or to raise equity capital through the sale of its securities, or secure additional exploration funding through option or joint venture agreements on its mineral properties; or through the sale of capital assets or mineral properties. In order to obtain financing sufficient to continue operations, the Company will continue to seek private placement funding, and joint venture partners and/or exploration funding for its properties.

The Company realized a net loss of $88,356 for the period ending February 28, 2002 or $0.01 per share compared to a net loss of $147,021 or $0.01 per share at the period ended February 28, 2001. The Company's assets categorized in the financial statements as "Mineral Interests and Deferred Exploration Costs" was $1,024,693 at February 28, 2002, down from $1,417,343 at February 28, 2001. At the end of fiscal 2001, $155,001was written off on the El Desierto Property, $170,630 on the Wara Wara Property, and small amounts on other properties since no current exploration is being conducted on these properties. These properties were written down to a nominal value of $1,000 each until exploration activity is resumed on the property.

The amount of cash on hand at February 28, 2002 was $301,201 as compared to $90,223 at February 28, 2001. Due to budget restrictions, the Company had only four employees during the first quarter of 2002 as compared to 14 employees during the first quarter of 2001. During the first quarter, salary totaling $77,790 was paid or accrued to employees who are also directors or officers of the Company.

Since the Company has no material source of operating revenue, it has relied in part on its ability to raise capital from the sale of its securities in order to fund the ongoing exploration of its mineral properties. Additional exploration funding was also provided through option payments (recorded in the financial statement as Recovery of Costs) made by International Chalice Resources pursuant to the Eskapa Property Option Agreement. During the first quarter of 2002, SAMEX received $300,000 in share subscription funds for a private placement, but the private placement was not completed until subsequent to the quarter end.

Use of proceeds - During the fiscal year ended November 30, 2001 the Company raised an aggregate of $486,500 through three private placements, SAMEX disclosed that the intended use of proceeds was $85,000 in aggregate for exploration on the Company's mineral exploration properties and the balance for general working capital and outstanding obligations. This was more than fulfilled as actual expenditures on the Company's mineral exploration properties during fiscal 2001 was $838,188 and $91,062 for the first quarter of fiscal 2002.

The following provides an analysis or explanation for certain categories in the Financial Statements:

Consolidated Balance Sheet
"**Accounts Payable**" - consists of general trade payables.

"Accounts Payable - To Related Parties" - $208,608 is outstanding unpaid wages due to employees of the Company who are also directors or officers of the Company.

"Share Subscriptions" - Includes $300,000 received in the first quarter, in subscription for a private placement of units at a price of $0.15 per unit, which was completed/units issued March 5, 2002, subsequent to the first quarter. Also includes $2,000 received in payment for the purchase of 20,000 shares at a price of $0.10 per share pursuant to a warrant which was exercised/shares issued on March 4, 2002, subsequent to the first quarter.

Consolidated Statements of Operations and Deficit
"**Mineral Interests Administration, Investigation and Evaluation**" - includes operating costs for the Company's exploration activities in Bolivia that are not allocated to specific exploration properties. It also includes salaries for Bolivian management, legal, accounting, and includes salaries for geologists and field personnel not allocated to specific exploration properties. These operating costs decreased from $22,737 at February 28, 2001 to $20,600 at February 28, 2002.

"**Office, Supplies and Miscellaneous**" - includes rent and utilities for the Canadian corporate office, telephone, postage and couriers, office supplies, parking and mileage.

FOLLOWING IS A SUMMARY OF THE COMPANY'S MINERAL EXPLORATION PROPERTIES, FOLLOWED BY NEWS RELEASES PROVIDING A REVIEW OF THE COMPANY'S ACTIVITIES:

MINERAL EXPLORATION PROPERTIES

EL DESIERTO PROPERTY

The El Desierto property is located in southwestern Bolivia at elevations ranging from about 3,800 to 4,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile. The property covers a trend of eroded stratovolcanoes and range-front fault structures along the Bolivian/Chilean border. The property is within a geologic belt extending through Peru, Chile, and Argentina that is renowned for acid-sulfate gold-silver-copper deposits and some of the world's largest porphyry copper mines. Exploration at El Desierto is focused on delineating targets for epithermal gold ore bodies and for porphyry copper deposits.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. ("El Roble"), a company controlled by a Bolivian national, Patricio Kyllmann, who is a Director of SAMEX. SAMEX's Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble. Emibol S.A. paid all costs for the staking of these concessions and under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A. Patent fees of approximately US $1.00 per hectare must be paid annually to maintain the mining concessions.

During 1997, SAMEX conducted reconnaissance IP surveys, sampling and mapping on the property. No exploration was conducted during 1998, but additional mineral concessions were staked to expand the property. In 1999, SAMEX granted International Chalice Resources Inc. ("Chalice") an option to earn up to a 35% joint venture interest in the El Desierto property by expending a total of US $500,000 on the property (El Desierto Property Option Agreement dated September 30, 1999).

SAMEX/Chalice exploration during 2000 involved road construction, geologic mapping, trenching, sampling, geochemical analysis and geophysical surveys on a portion of the property. After two phases of exploration, SAMEX/Chalice decided the results on this portion of the property were not sufficient to warrant drilling at the time. Since no immediate exploration was planned, Chalice agreed to fund annual property holding costs and SAMEX granted Chalice a three year extension on their option to earn an interest in the property as follows:

U.S. $300,000 by May 9, 2004 ($216,147 received) to earn a 25% joint venture interest
U.S. $400,000 by November 9, 2004 to earn a 30% joint venture interest
U.S. $500,000 by May 9, 2005 to earn a 35% joint venture interest

No exploration was conducted on the El Desierto property during 2001. **Effective February 26, 2002, Chalice dropped their option, relinquishing all rights under the El Desierto Property Option Agreement.** SAMEX continues to maintain a reduced portion of the El Desierto claims (approximately 3,894 hectares) for further evaluation subject to the availability of financing or other joint venture agreements. The El Desierto Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature. **For additional details, see the following News Releases and/or comments:**

<u>First Quarter through Fourth Quarter 2001</u> - No activity on the El Desierto Property
<u>First Quarter 2002 - for the period ending February 28, 2002</u> - Chalice Drops El Desierto Option - See News Release No. 4-02 dated March 8, 2002 - EL DESIERTO PROPERTY, BOLIVIA

ESKAPA PROPERTY

The Eskapa Property consists of approximately 3,000 hectares located in southwestern Bolivia at an elevation of 4200 m, and is situated 150 km by road southwest of Uyuni, and 20 km southeast of the rail station of Chiguana.

The Eskapa concessions are owned by Empresa Minera El Roble S.A. ("El Roble"), a company controlled by a Bolivian national, Patricio Kyllmann, who is a Director of SAMEX. SAMEX's Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble. Emibol S.A. paid all costs for the staking of these concessions and under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A. Patent fees of approximately US $1.00 per hectare must be paid annually to maintain the mining concessions.

During 1998, SAMEX conducted geologic mapping, trenching, sampling, geochemical analysis, road-building and IP geophysics surveys to prepare the Eskapa prospect for a core drilling program. During 1999, ten core holes were drilled as part of a reconnaissance program to test the precious metal potential of the high-sulfidation/acid-sulfate target in the central core of the Eskapa stratovolcano. Long intervals of strongly altered and highly pyritized hydrothermal breccia and stockwork-veinlets were intersected in most of the holes, but no economic silver or gold values were encountered in the assaying process. Subsequently, additional analysis involving geochemical, metallurgical, mineralogical and scanning electron microscopy studies were conducted. These studies and the discovery of a concealed breccia pipe in an untested portion of the property strongly indicated the Eskapa prospect warranted further exploration.

In November 2000, SAMEX granted International Chalice Resources ("Chalice") an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 on or before November 15, 2003. Later, effective August 10, 2001, SAMEX and Chalice amended certain terms of the Eskapa Option Agreement to facilitate continued exploration on the Eskapa property (see News Release No. 15-01 dated August 13, 2001). Subsequent to the year ended November 30, 2001, SAMEX and Chalice agreed to further amend certain terms of the Eskapa Property Option Agreement by shortening the term of the option and, in consideration, reduce the total option payment required. Effective February 28, 2002, the Agreement was amended by reducing total option payments required, to US $461,137.98, on or before an earlier date, February 28, 2002. Chalice completed the final option payment of US $56,137.98 (to earn the final 4% interest remaining under the option), thereby exercising the full option by completing option payments totaling US $461,137.98 by February 28, 2002. Chalice has earned the right to receive, upon formation of a joint venture, a 40% Joint Venture Interest with respect to mineral operations on the Eskapa property. Under the amended terms of the Agreement, Chalice shall notify SAMEX on or before August 31, 2002 whether it elects to participate in the proposed joint venture or elects to convert the joint venture interest it would otherwise be entitled to under the Agreement to a 10% Net Profits Interest.

Under the option agreement, SAMEX is entitled to receive a royalty of 2% Net Smelter Return (the "SAMEX Royalty") from all production on the property. Chalice can cancel the SAMEX Royalty by making a payment of US $3,000,000 to SAMEX at any time before the fifth anniversary of production on the property and thereafter by payments increasing by increments of US $3,000,000 for each additional five year period.

The Eskapa Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature. **For details concerning exploration activity and results on the Eskapa Property, see the following News Releases and/or comments in the Company's 2001 Annual Report or in this Quarterly Report**:

First Quarter 2001 - See News Releases in 2001 Annual Report
- See News Release No. 1-01dated January 11, 2001 - ESKAPA EXPLORATION UPDATE - BRECCIA BODY PRECIOUS METALS TARGET
- See News Release No. 2-01dated January 25, 2000 - ESKAPA BRECCIA BODY TARGET DRILLING BEGINS & COPPER TARGET READIED

Second Quarter 2001 - See News Releases in 2001 Annual Report

- Annual patent fees paid to maintain Eskapa Property - See News Release No. 4-01 dated March 9, 2001 - REVIEW OF MINERAL EXPLORATION LAND HOLDINGS, BOLIVIA
- See News Release No. 5-01dated March 12, 2001 - ESKAPA PROSPECT EXPLORATION UPDATE, BOLIVIA
- See News Release No. 8-01 dated May 7, 2001 - ESKAPA EXPLORATION UPDATE - COPPER TARGET AREA RECONSIDERED

Third Quarter 2001 - See News Releases in 2001 Annual Report
- See News Release No. 12-01 dated July 5, 2001 - ESKAPA HIGH-GRADE GOLD-ENARGITE TARGETS PREPARED IN CORE ZONE AREA
- See News Release No. 15-01 dated August 13, 2001 - DRILLING TO RESUME AT ESKAPA COPPER-GOLD PROSPECT - BOLIVIA

Fourth Quarter 2001 - See News Releases in this Quarterly Report
- See News Release No. 17-01 dated September 18, 2001 - ESKAPA DRILLING BEGINS - COPPER-GOLD-SILVER TARGETS TO BE TESTED
- See News Release No. 18-01 dated October 17, 2001 - ESKAPA DRILLING UPDATE - MINERALIZED INTERCEPT ACHIEVED
- See News Release No. 21-01 dated October 30, 2001 - ESKAPA DRILLING UPDATE - BOLIVIA
- See News Release No. 25-01 dated November 27, 2001 - EXPLORATION UPDATE - ESKAPA CORE ZONE

First Quarter 2002 - for the period ending February 28, 2002
- See News Release No. 4-02 dated March 8, 2002 - ESKAPA PROPERTY, BOLIVIA - Option Agreement Amended, Eskapa Property Update

SANTA ISABEL PROPERTY

The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia. The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana. Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization. Minerals explored for on this property include zinc, silver, lead, indium, copper, gold, antimony and molybdenum. During 1996 and 1997, the Company drilled 4,704 meters in 15 holes as part of reconnaissance exploration on the Santa Isabel porphyry system. Drilling intersected vein swarms and disseminated sulfides hosting lead, zinc, silver, copper, gold, antimony and molybdenum. The significant intervals of zinc-lead-silver mineralization in a number of the holes, suggested the potential for bulk tonnage zinc, silver, lead targets on the property. During 1998, an additional 2,537 meters of core drilling was completed on the Vera Cruz West Zone situated within the Candelaria concession which at that time was part of the Santa Isabel property. Results for zinc, silver, lead and indium were encouraging, but declining prices for zinc and other metals through the year forced the Company to re-evaluate the priority of exploration on the Santa Isabel properties. As a result, effective September 7, 1998, the Company abandoned its option on the Candelaria concession which covered a 200 hectare portion of the Santa Isabel property. The Candelaria option agreement required the Company to make substantial cash payments to the owner and, in addition, assume certain debts of the owner related to this concession. Although a significant portion of the work on the Santa Isabel property had been conducted on the Candelaria concession, management concluded that continuing with the Candelaria option agreement on the existing terms could not be justified. The Company wrote off $1,551,099 deferred exploration cost related to the Candelaria concession in 1998. In relation to the remaining portion of the Santa Isabel property, a further $2,113,801 of costs were written off in fiscal 2000 due to inactivity on the property.

The remaining portion of the Santa Isabel property consists of the Company's interest in 1,803 hectares of the Goya I/El Bonete concessions which are held under an agreement dated March 24, 1995 between Corporation Minera de Bolivia ("Comibol") and the Company's subsidiary, Samex S.A. The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the "Comibol Agreement"). Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property. If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow. The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.'s net profits interest in the property.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a) an initial payment of US $6.00 per Hectare ($14,124.00), which has been paid;
b) during the first year, a payment of US $3.00 per Hectare ($7,062.00), which has been paid;
c) during the first year, an additional payment of US $1,000.00/ month to March 1996, which has been paid;
d) during the second year, an additional payment of US $2,000.00/ month from April 1996 through March 1997 (which has been paid); and
e) a payment due March 1997 of US $100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US $1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US $500.00 per hectare on property which Samex S.A. should decide to exploit (up to US $901,500 if all 1,803 hectares are retained). **This payment, which was due April 11, 2000, has not been made** and, accordingly, the Company is now in default of its obligations under the Comibol agreement. Comibol has not given notice of default or demanded payment and negotiations are continuing with the management of Comibol to extend the term of the Comibol agreement and payment date. While the Company anticipates it will be successful in such negotiations, there is no assurance that the Company will obtain the extension sought on favourable terms or at all. If the Company does not obtain an extension or other relief from payment, Comibol may be in a position to unilaterally terminate the Agreement, whereupon the Company would be liable to forfeit its entire interest in the property.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property. Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more. Geologic mapping and IP geophysical surveys have outlined a sulfide mineralized body 1000 meters long by 900 meters wide beneath the oxide zone. Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton). Some samples contain 0.23% to 0.50% antimony. Further geologic mapping and rock-chip sampling would be needed to advance this target to a drill-ready status. The Company has not conducted any exploration on the Santa Isabel property since 1998. In addition to the $1,551,099 deferred exploration cost written off in relation to the Candelaria concession in 1998, a further $2,113,801 of deferred costs were written off in fiscal 2000 due to inactivity on the remainder of the property.

Provided the Company is able to obtain an extension to its payment obligations under the Comibol Agreement on satisfactory terms, the Company intends to seek to enter a joint venture with a major company which is established in zinc, silver, indium and lead mining, refining and marketing in order to facilitate further exploration on the Santa Isabel Property. The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature. **For additional details, see the following News Releases and/or comments:**

<u>First Quarter through Fourth Quarter 2001</u> - No activity on the Santa Isabel Property - Negotiating Extension of Agreement Term

<u>First Quarter 2002 - for the period ending February 28, 2001</u> - No activity on the Santa Isabel Property - The Company is still awaiting a response from COMIBOL concerning the extension of the term of the COMIBOL agreement whereby SAMEX can maintain its rights to the Goya/El Bonete concessions which comprise the Santa Isabel Property.

WALTER PROPERTY

The Walter property is located in Quijarro Province, Department of Potosi in Bolivia approximately 10 km north of the old El Asiento silver mining property. It lies in the south-central part of the Bolivian Altiplano on the southern end of Frailes Mountains at elevations between 4,700 and 5,000 meters (15,400 to 16,400 feet). The property is accessible by dirt roads from Potosi (145 kilometers) and Uyuni (80 kilometers). In addition, the railroad between La Paz, Bolivia and Antofagasto, Chile passes within 80 kilometers of the Walter property through the town of Rio Mulatos. Electric power is available from the Planta Killpani about 30 kilometers northeast of the property. Water is available for mining purposes from small lakes on or near the property.

The Company has not conducted exploration on the property since 1997 and is seeking either a buyer or a joint venture partner to further explore and exploit the Walter Project. Located in the Altiplano of Bolivia, the Walter property is situated along a regional trend of deep-seated faults that served as conduits for the emplacement of veins and dacite porphyry intrusions. The exploration objective is defining mineable reserves of gold, silver, lead, zinc, copper, arsenic and bismuth hosted within "Bolivian-style" polymetallic veins. By June 1997, the Company had completed a total of 2,842 meters of drilling and 1,700 meters of underground drifting in the Walter South zone. The surface trace of veins combined with the lateral and vertical extent of the drilling and drifting indicates vein mineralization of approximately 2 million tonnes within the limited dimensions explored (see table below).

Mineralized Block	Approx. Tonnage	Gold, Silver, Copper, Lead, Zinc, Bismuth Mineralization Average Grade						
Vein	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Bi %	
Potosi	1,003,000	3.972	299.65	0.82	0.35	3.17	0.24	
Pupusani ^{v4}	234,000	1.529	77.0	0.13	0.43	16.19	0.02	
Pupusani ^{v3}	278,000	1.125	437.0	0.14	2.07	4.86	0.08	
Pupusani ^{v2}	132,000	2.107	66.1	0.11	0.09	4.90	trace	
Mercurio	190,000	2.200	228.0	0.48	1.30	24.65	0.06	
Rica	67,000	10.174	-	-	-	-	-	
Huancarani	63,000	12.650	-	-	-	-	-	

Additional potential exists along the open-ended lateral and down-dip extents of these veins and other structures. The Walter property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature.

Subsequent to the year ended November 30, 2001, claim holdings on the Walter Property were reduced from 4,710 hectares down to 910 hectares. The property is held 100% by the Company's subsidiary, Bolivex S.A. The Walter Mining Group concessions (910 hectares) were acquired by Bolivex from Minera Walter S.A. under a deed of transfer dated November 1, 1994, for a purchase price of US $500,000 (final payment completed in August 1998). Patricio Kyllmann, a director of SAMEX, is also the President and a shareholder of Minera Walter S.A.

The Walter property is subject to a royalty payable to Minera Walter S.A. as follows: a 2% net sales royalty (defined as gross sales less the cost of smelting and sale) if the price of gold is up to US $500.00/ounce and 3% if the price of gold exceeds US $500.00. Patent fees of approximately US $1.00 per hectare must be paid annually to maintain the mining concessions. **For additional details, see the following News Releases and/or comments:**

Second Quarter through Fourth Quarter 2001 - No activity on the Walter Property
First Quarter 2002 - for the period ending February 28, 2002 - No activity on the Walter Property

WARA WARA PROPERTY

The Wara Wara Property is located in the Altiplano region of southwestern Bolivia, at an elevation of 4,300 m (14,000 ft) and approximately 80 km northeast of the city of Potosi, where the world's largest silver deposit, Cerro Rico is situated.

SAMEX's exploration objective is to identify bulk-tonnage zinc-lead-silver mantos or sedex type ore bodies within the old Wara Wara mining district. The property is positioned in a geologic/metallogenic belt that extends into Bolivia from northern Argentina where the large Aguilar and Esperanza lead-zinc-silver ore bodies (Comsur-Rio Tinto) are located.

Sampling the dumps of old workings on the Wara Wara property revealed that the grade of ore mined probably ranged between 15-25% zinc, 5-25% lead, 70-300 grams/metric ton silver, along with 2-5% copper from several mines where chalcopyrite locally occurs. The workings are generally associated with narrow irregular veins, veined zones, and related localized mantos replacement within favorable stratigraphic intervals. The vein and mantos zinc-lead-silver mineralization occurs in a Silurian-Ordovician sequence of gray siltite and shale with prominent quartzite layers. These prominent quartzite layers within the stratigraphic sequence are strongly altered (silicified with calc-silicate minerals) and sulfide mineralized with sphalerite and galena.

From 1996 through 2000, SAMEX conducted small exploration programs involving surveying, geologic mapping, sampling, geochemical analysis and 26 line-kilometers of IP geophysical surveys to advance the Wara Wara prospect. A large IP chargeability anomaly, 3,000 meters long by 600 to 1,200 meters across, discovered within the concessions possibly represents significant zinc-lead-silver sulfide mineralization at depth. No exploration has been conducted on the Wara Wara property since 2000.

The numerous drill targets on the Wara Wara property need to be further evaluated to better understand the depth position/dimensional extent of sulfide mineralization and possible complicating post-mineral faults. This will also help in prioritizing the targets in order of importance. SAMEX is eager to advance the Wara Wara prospect through a ten hole drill program, therefore a joint venture or private placement funding is being sought with major mining companies. The Wara Wara Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature.

The Wara Wara property consists of 3,875 hectares owned 100% by SAMEX's subsidiary, Emibol S.A. The El Dorado concession (500 hectares) was acquired for US $500 pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. The Salvadora concession (46 hectares) was acquired from Careaga et al for US $9,000 pursuant to sale/transfer contract dated September 30, 1996. The balance of the property was acquired by staking. The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A. Patent fees of approximately US $1.00 per hectare must be paid annually to maintain the mining concessions. **For additional details, see the following News Releases and/or comments:**

<u>First Quarter through Fourth Quarter 2001</u> - No activity on the Wara Wara Property
<u>First Quarter 2002 - for the period ending February 28, 2002</u> - No activity on the Wara Wara Property

YARETANI PROPERTY

The Yaretani Property is located in the Altiplano region of southern Bolivia. The prospect is approximately 10 airline kilometers south-southwest of Atocha and 11 airline kilometers west of the railroad station of Escoriani. Access to the property from Potosi takes seven hours via dirt road through Uyuni and Atocha. Surface elevations of the prospect area range from 13,590 feet (4140 m.) to 14,440 feet (4400 m.). Wide mineralized/altered fault zones trend northwestward across the property at elevations below 14,440 feet (4400 m.). The relatively gentle nature of the prospect area is well-situated for development of a large mine. The surrounding area is more than adequate for necessary infrastructure for a large mining operation. Adequate water for a mining operation is available from nearby rivers and basins. High-tension electric power lines of the Bolivian national grid are 11 kilometers from the property. The national railroad line from Uyuni to Tupiza is only 15 kilometers by road from the property to the rail station of Escoriani.

The exploration target at the Yaretani Property in Bolivia is sediment- and shear-hosted gold and antimony. Gold and antimony are stratabound in folded units of black shale and siltite. Shear-hosted gold and antimony occurs in two distinct structures as stockwork veining and disseminated in black shale. This gold-antimony sulfide bearing zone comes to surface as two parallel zones, the Salamanca Zone and the Triunfo Zone. Veins and stockwork veining in this sulfide-rich shear were exploited for their high grade gold (10 to >30 grams/tonne) in numerous old shafts, tunnels and pits which are scattered along the 2.5+ kilometer surface trace of the zone.

In 1996, the Company completed a 2,288 meter drill program on the Yaretani property. Stratabound (sediment-hosted) gold mineralization was discovered in two drill holes and in the old 100 meter-long Condor #2 Tunnel where samples of the shale/siltite from the tunnel's dump grade from 2.5 to 3.5 grams of gold per tonne. Drill Hole 1A on the Salamanca Zone intersected stratabound mineralization at a drill depth between 187.7 and 200.8 meters. The interval averaged 0.684 grams of gold/tonne over a true width of 10.3 meters including 1.735 grams per tonne over 2.83 meters. Approximately 2000 meters northwest of Drill Hole 1A, Hole 4A intersected three closely spaced zones of sediment-hosted sulfides between a drilling depth of 31 to 67 meters. This 37 meter interval averaged 0.61 grams gold per tonne including a 10 meter interval from 43 to 52 meters averaging 1.65 grams gold per tonne (0.052 oz./t). The Company has not conducted any exploration on the Yaretani property since 1996.

Additional drilling is required to test for near surface, shear-hosted or stratabound gold exploitable by open-pit methods. This program is subject to the availability of financing and/or an agreement with a joint venture partner. The Yaretani Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature.

The Yaretani property consists of approximately 2280 hectares held 100% by SAMEX's subsidiary, Emibol S.A. The Company paid a total of US $79,600.00 in option and purchase payments under the Montano Option (dated October 20, 1994) to acquire the Yaretani Mining Group concessions, covering a 425 hectare portion of the property. Three additional concessions comprising approximately 295 hectares (San Alberto, Sucesivas San Alberto and Segundas Sucesivas San Alberto) were purchased for the sum of US $50,000.00 from A. Sivila et al by registered deed signed October 27, 1995 and registered December 7, 1995. The balance of the property (1,600 hectares) was acquired pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. for the purchase of the Rosario concessions for the sum of US$1,600. The Yaretani property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A. Patent fees of approximately US $1.00 per hectare must be paid annually to maintain the mining concessions. **For additional details, see the following News Releases and/or comments:**

First Quarter through Fourth Quarter 2001 - No activity on the Yaretani Property
First Quarter 2002 - for the period ending February 28, 2002 - No activity on the Yaretani Property

NEWS RELEASES

Following are recent News Releases providing a review of the Company's activities.

News Release No. 15-01 dated August 13, 2001

DRILLING TO RESUME AT ESKAPA COPPER-GOLD PROSPECT, BOLIVIA - SAMEX and International Chalice Resources ("Chalice") plan to resume drilling on the Eskapa copper-gold prospect in Bolivia by the end of August. Management is enthusiastic about continuing the testing and evaluation of this extensive mineralized system and is hopeful that ongoing efforts will reward shareholders with an economic discovery.

In November 2000, SAMEX granted Chalice an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000. To facilitate continued exploration on the Eskapa property, SAMEX and Chalice have amended certain terms of the Eskapa Property Option Agreement effective August 10, 2001. Pursuant to the amendments, Chalice can earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making option payments to SAMEX totaling US $500,000 as follows:

1) US $250,000 on or before May 15, 2001 (paid) to earn a 25% joint venture interest; and

2) To earn an additional 11% interest, further payment of US $155,000 comprised of US $125,000 on or before September 30, 2001 (of which US $42,392.42 has been paid) and US $30,000 on or before August 30, 2002, for a total of US $405,000 to earn a 36% Joint Venture Interest. (Chalice has the right to elect to revert to a 10% net profits interest without further commitments)

3) To earn an additional 4% interest, on or before November 15, 2001 Chalice shall deliver to SAMEX a written Notice advising that Chalice has elected to irrevocably exercise the next stage of the option and pay a further US $95,000 on or before November 15, 2003 for a total of US $500,000 to earn a 40% Joint Venture Interest. If Chalice delivers the Notice and then fails to deliver the payment of US $95,000 by November 15, 2003, Chalice shall forfeit any and all interest it would otherwise be entitled to under the option agreement.

Other terms of the original option agreement remain unchanged.

News Release No. 16-01 dated September 12, 2001

DEBT SETTLEMENT - SAMEX Mining Corp. has agreed to settle a debt of CDN $164,198 (US$106,900) with a creditor by issuing 1,200,000 common shares, which equates to a deemed price of CDN $0.1368 per share. The agreement is subject to regulatory acceptance and the shares issued will be subject to a four month hold period from the date of issue.

News Release No. 17-01 dated September 18, 2001

ESKAPA DRILLING BEGINS - COPPER-GOLD-SILVER TARGETS TO BE TESTED - SAMEX and Intl. Chalice have begun a 600 meter core drilling program to test two of numerous copper-gold targets within the Eskapa property. The 3,700 hectare prospect hosts a large high-sulfidation acid sulfate type, alteration-mineralizing system, positioned within an eroded stratovolcano, related to a porphyry copper intrusion. Similarities to the geologic settings of important gold(-silver/copper) deposits along the Cordillera Occidental of Peru (Yanacocha, Pierina), Chile (La Coipa, El Indio, Choquelimpie), and Argentina (Valadero) have been documented through the Company's ongoing exploration efforts.

First Target - The Copper Zone - Testing for possible bulk-tonnage, open-pittable copper-gold mineralization concealed under capping volcanic rocks on the North flank of the stratovolcano, the first drill hole is adjacent (250m west) to extensively outcropping, oxide-copper mineralized pebble breccias (8-14% Cu over 1-2m, discontinuous over +1km), commonly associated with porphyry copper systems. The interpretative geologic and IP data, over the target area, suggests the possible presence of a large copper sulfide mineralized/veined intrusive body, whose later alteration activity re-mobilized copper laterally and up into the pebble breccia bodies. This interpretation is supported by the geochemical signature of previously drilled core hole 01-1C, 750 meters east of the current target, which contained anomalous copper, silver, arsenic, antimony, mercury and zinc found in veinleted intervals and altered intrusive breccia.

Second Target - The Core Zone - The second drill hole will test for high-grade copper-gold (enargite) mineralization within one of several hydrothermaly altered, silicified breccia structures, which are up to 2kms long by +20m wide. Old Spanish workings exploited some of these structurally controlled zones of silica-barite breccia for high-grade silver (to +2000g/mt). The shallow, high-grade silver mineralization represents the upper levels of postulated deeper, thick, high-grade, auriferous enargite-bearing (Cu, Au), vein zone- and breccia-hosted mineralization. Core drill hole 99-02 found a substantive five-fold increase in copper content and consistent appearance of elevated gold values in the vuggy silica/breccia zone with depth. The long lateral strike length, prominent thickness, and IP-indicated depth extent of the hydro-thermally altered breccia structures suggest that cumulatively large tonnage's could result from exploration drilling.

The very large Eskapa system (+5sq.kms.) could host multiple high-grade gold-enargite (Cu-Au) ore-bodies, at depth, within numerous steep hydrothermal breccia zones which exist in the prospective, eroded Core Zone area of strongly clay-altered/pyritized rocks. Several other areas of the Eskapa prospect remain to be mapped, sampled and geophysically surveyed as budgets can be financed. It is hoped that the current drill program will advance the Company's geologic understanding of the Eskapa intrusion and fortify the underlying conviction that Eskapa represents a quality exploration prospect capable of hosting world-class ore-bodies of copper, gold and/or silver.

News Release No. 18-01 dated October 17, 2001
ESKAPA DRILLING UPDATE - MINERALIZED INTERCEPT ACHIEVED - ***The Core Zone Test*** - SAMEX and Intl. Chalice have successfully completed a 495 meter core drill hole within the "Core Zone" area of the Eskapa prospect, Bolivia. Drill hole DDH-EK-01-11, angled at -65 degrees, encountered the targeted hydrothermally altered, silicified zone III at 340 meters and continued through to 495 meters. The zone was comprised of four sections; weakly mineralized/altered hanging-wall halo, 340m. to 383m. (est. 25m. true width (tw)); strongly mineralized/altered hanging-wall, 383m. to 399m. (est. 8m. tw); very mineralized/altered zone, 399m. to 456m. (est. 24m. tw), and thereafter strongly altered/moderately mineralized foot-wall to the end of the hole at 495 meters. The zone was intersected at approximately 30 degrees to the core axis therefore the true width of the mineralized interval is estimated to be 57 meters.

Pyrite and other unidentified minerals were encountered in varying amounts throughout the zone as disseminated sulfides, veins and veinlets. Varying degrees of silicification, including 12 distinct areas of intense vuggy silica within the very mineralized/altered zone, were observed. Clay alunite alteration was pervasive throughout the intersection, grading from white, to pink, to a crimson red at the zone's most intensive parts. Native sulfur, yellow orpiment and realgar minerals were also observed.

Drill hole 11 has importantly confirmed the great depth, extent and increasing thickness with depth, of the hydrothermally altered, silicified structures which occur within the Core Zone area of the eroded out Eskapa stratovolcano. In successfully testing zone III approximately 280 meters below previously drilled DDH-EK-99-02 (to 450 meters below surface), hole 11 has demonstrated the substantial tonnage potential of these structures. The style of the mineralization/alteration encountered is indicative of a precious metal (gold-silver), high sulfidation acid sulfate mineralizing system. Samples from hole 11 are being logged, split and prepared for the assay lab. While the Company is optimistic that assay results will be favorable, no accurate determination of the nature, type or extent of mineralization can be made without such assays and any inference of such results is unwarranted at this time.

The Copper Zone Test - Drill hole DDH-EK-01-3C, designed to test a deep-seated IP anomaly, intersected two faults within the capping volcanic rocks, nearly oblique to the core axis and had to be abandoned before it could penetrate the expected altered/mineralized zone targeted at depth. A new drill pad has been constructed (DDH-EK-01-4C) to attempt this test again with a more perpendicular angle to the expected faults. Information gleaned from drill hole 3C helped to clarify the possible relationship of the outcropping oxide-copper pebble breccias to the IP anomaly to be tested in proposed hole 4C.

Exploration on the Eskapa prospect to date has demonstrated the presence of an extensive mineralizing system (+5sq.kms.). Should either or both of holes 11 or proposed 4C produce strongly gold-silver-copper mineralized intercepts the possibility of a significant economic discovery within the Eskapa prospect would be substantially enhanced. The Company is seeking further funding to expand the current exploration effort.

News Release No. 19-01 dated October 17, 2001
PRIVATE PLACEMENT #23 - SAMEX has arranged a private placement of 1,260,000 units comprised of one common share and one warrant at a price of $0.10 per unit. The warrant will entitle the holder to purchase an additional common share at a price of $0.10 per share if exercised at any time during the two year term of the warrant. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. The placement is subject to regulatory acceptance.

News Release No. 20-01 dated October 25, 2001
PRIVATE PLACEMENT #24 - SAMEX has arranged a private placement of 1,130,000 units comprised of one common share and one warrant at a price of $0.10 per unit. The warrant will entitle the holder to purchase an additional common share at a price of $0.12 per share if exercised at any time during the two year term of the warrant. SAMEX has agreed to pay a finder's fee of $7,500 on a $100,000 portion of the private placement. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. The private placement is subject to regulatory acceptance.

News Release No. 21-01 dated October 30, 2001
ESKAPA DRILLING UPDATE - BOLIVIA
Copper Zone - SAMEX/Intl. Chalice have received a preliminary report from the Eskapa property concerning drill hole DDH-EK-01-4C, situated within the Copper Zone area, on the North flank of the stratovolcano. The hole drilled through highly fractured/broken andesitic volcanic rocks, faults and igneous intrusive breccia before jamming at 270 meters where it had to be prematurely terminated. Hole 4C was designed to test the source of a deep-seated IP chargeability anomaly, but did not encounter the targeted altered/mineralized zone within the expected depth. The Company's are awaiting a final report on the geological interpretation/implications of hole 4C.

Core Zone - After being logged in detail, samples from drill hole DDH-EK-01-11 (see news No. 18, Oct.17, 2001) along with other surface samples, have been delivered to a qualified lab in Chile for assaying. Exploration program results, interpretations and recommendations will be announced upon their completion.

News Release No. 22-01 dated November 8, 2001
PRIVATE PLACEMENT #23 COMPLETED - SAMEX has completed a private placement of 1,260,000 units comprised of one common share and one warrant at a price of $0.10 per unit (originally announced in News Release No. 19-01 dated October 17, 2001). The warrant entitles the holder to purchase an additional common share at a price of $0.10 per share if exercised at any time during the two year term of the warrant which expires November 1, 2003. Regulatory acceptance was granted and the 1,260,000 share/warrant units were issued November 1, 2001. The units are subject to a hold period until March 1, 2002. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. A director/officer of SAMEX was a placee for 150,000 units.

News Release No. 23-01 dated November 14, 2001
DEBT SETTLEMENT - SAMEX Mining Corp. has agreed to settle debt totaling CDN $140,890.00 with six creditors by issuing 1,408,900 common shares at a deemed price of $0.10 per share. An $89,540.00 portion of the settlement is owed to certain directors of SAMEX. The debt settlement is subject to regulatory acceptance and the shares issued will be subject to a four month hold period from the date of issue.

News Release No. 24-01 dated November 16, 2001
PRIVATE PLACEMENT COMPLETED - SAMEX has completed a private placement of 1,130,000 units comprised of one common share and one warrant at a price of $0.10 per unit (originally announced in News Release No. 20-01 dated October 25, 2001). The warrant entitles the holder to purchase an additional common share at a price of $0.12 per share if exercised at any time during the two year term of the warrant which expires November 15, 2003. Regulatory acceptance was granted and the 1,130,000 share/warrant units were issued November 15, 2001.

The units are subject to a hold period until March 15, 2002. A finder's fee of $7,500 was paid in relation to a $100,000 portion of the private placement. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital.

SHARES-FOR-DEBT SETTLEMENT COMPLETED - SAMEX has settled debt of CDN $164,198 (US$106,900) with a creditor by issuing 1,200,000 common shares, which equates to a deemed price of $0.1368 per share (originally announced in News Release 16-01 dated September 12, 2001). The 1,200,000 shares were issued November 14, 2001 and are subject to a hold period until March 14, 2002.

STOCK OPTIONS GRANTED - Subject to regulatory acceptance, SAMEX has granted additional incentive stock options which have the effect of increasing the number of options granted to employees, directors, officers and consultants of the Company to 3,530,000 shares, all of which will be exercisable at a price of $0.15 per share for a five year term. (NOTE: The Company did not proceed with the grant of these options)

News Release No. 25-01 dated November 27, 2001

EXPLORATION UPDATE - ESKAPA CORE ZONE - Robert Kell, SAMEX VP-Exploration reports on assays received from ALS Chemex Labs, Chile for Core Zone area drill hole 11. The hole intersected two intervals (444.90 to 447.00 and 456.85 to 457.10 meters) of sulfide-veinleted vuggy silica rock of Zone III which contain high amounts of copper, silver, bismuth, and antimony with a significant gold content (see geochemical table). The deeper than planned intersection occurred because as the hole progressed it steepened considerably in inclination. The auriferous (gold-bearing) copper-silver sulfide veinlets cross-cut the lower (footwall) part of a body of pyrite mineralized vuggy silica with abundant pink alunite, native sulfur, and some orpiment. The auriferous sulfide veinlets appear to represent a later or late-stage mineralized event channeled up along and into the vuggy silica bodies. Of greatest significance, the drilling discovered that the Eskapa mineralizing system does indeed become auriferous and copper-silver rich at depth and must be largely preserved intact (not eroded) confirming the geologic model.

Important advances were made in better understanding the geologic nature and features of the mineralizing system as they relate to the presence of the auriferous high-grade copper-silver veinlets. The hole passed through a low-grade, (2-46g/t) silver-mineralized zone (342.75 to 368.20 m) of veinleted and silicified/clay-pyrite-altered porphyritic dacite and numerous thick intervals of prospective-looking, pyrite mineralized vuggy silica and revealed a strong mercury anomaly in the hangingwall to the auriferous high-grade copper-silver sulfide veinleted intervals. The vuggy silica bodies generally proved to not carry significant gold or high-grade sulfide amounts of copper, silver, antimony and bismuth where secondary sulfide veining and disseminations were sparse or lacking. The location of DDH-01-11 was dictated by the necessity to use an earlier shallow intersection (DDH-99-02) through silver-mineralized vuggy silica as control to properly position and orient the deeper drill test. This location unfortunately may not have been optimum for making a major discovery along Zone III.

Re-mapping of the eroded core zone area during the drilling program has outlined numerous locations to the west of DDH-EK-01-11 where Zone III (and many of the other mineralized zones) were emplaced into an extensive area of older silicified hydrothermal breccia. The breccia represents a much-more favorable host rock for developing wider and more extensive precious mineral and high-grade copper sulfide mineralization along the structural zones. Drilling Zone III and neighboring zones within the breccia area is deemed the next priority for exploration work and pad locations have been carefully selected from which to attempt moderately deep drill tests. Further exploration drilling is subject to the securing of additional funding and/or joint venture interest.

Geochemical Table - Drill Hole DDH-EK-01-11

sample no.	interval m.	Cu ppm	Pb ppm	Zn ppm	Ag g/t	Au g/t	As ppm	Sb ppm	Bi ppm	Hg ppb	width m.
11-119	444.90 - 445.45	71	89	284	4	0.222	59	110	10	1320	0.55
11-120A	444.45 - 445.55	3270	138	1040	89	1.280	264	2130	1280	33800	0.10
11-120B	445.55 - 446.00	74	124	327	5	0.380	46	88	28	1060	0.45
11-121	446.00 - 446.25	90	90	115	6	0.409	71	61	13	1270	0.25
11-122	446.25 - 446.35	1.62%	326	3100	524	0.836	840	11200	3650	55800	0.10
11-123	446.35 - 445.40	6.1%	1380	9730	1890	1.180	972	41800	29300	68800	0.05
11-124	445.40 - 447.00	3510	87	748	134	0.384	255	2210	329	25200	0.60
11-136	456.85 - 457.10	8200	105	1450	232	0.767	170	4880	149	54800	0.25

FIRST QUARTER 2002 - FOR THE PERIOD ENDED FEBRUARY 28, 2002

News Release No. 1-02 dated January 11, 2002

SHARES-FOR-DEBT SETTLEMENT COMPLETED - SAMEX Mining Corp. has settled debt totaling CDN $140,890.00 with six creditors by issuing 1,408,900 common shares at a deemed price of $0.10 per share (originally announced in News Release No. 23-01 dated November 14, 2001). An $89,540.00 portion of the settlement involved debt owed to certain directors of SAMEX. The 1,408,900 shares were issued on January 4, 2002 and are subject to a hold period until May 4, 2002.

News Release No. 2-02 dated February 6, 2002

CORPORATE UPDATE - GOLD IS PRECIOUS - The Canadian Venture Exchange has requested that SAMEX Mining Corp. issue a news release in response to the increased trading volume and price of the Company's shares. SAMEX confirms that there are no material changes in the Company that have not previously been announced, though in recent weeks Management has observed a dramatic shift in market perception and interest concerning gold/silver which appears to be turning investor's attention to companies mining or exploring for precious metals.

In spite of the lackluster gold price of recent years, SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued. This motivating principle is summarized in the following excerpt from the Company's 2000 Annual Report:

> *"**Is mineral exploration worthwhile** considering the depressed metal prices of the past several years? Should a company continue to explore for gold and silver when popular opinion has rejected these metals as a "store of wealth" in favour of stocks, bonds and paper currencies?*
>
> ***GOLD IS PRECIOUS** - Precious metals have been the standard of real value for many centuries. SAMEX is motivated by a strong conviction that gold and silver are valuable "hard assets" particularly during times when confidence in paper investments is shaken. SAMEX has survived the boom and bust of the technology bubble and management plans to continue the business of exploring for precious metals and other valuable resources in the earth."*

In addition, SAMEX has also been an outspoken supporter of the Gold Anti-Trust Action Committee (www.GATA.org), a US based "not for profit" organization, which contends that a hidden scheme exists to manage and even manipulate the US dollar price of gold for the benefit of certain knowledgeable parties to the detriment of others. GATA has researched, documented and is now supporting ongoing US Federal litigation against certain international banking, government and quasi-government institutions.

SAMEX also applauds several more senior companies within its sector, who have embraced the concept that "gold is honest money" and publicly endorsed policies such as holding back excess gold production in bullion instead of cash, and further, offering shareholders the opportunity to receive dividends in certain gold instruments.

It appears the increased volume and price of SAMEX shares may in part be attributed to investors who recognize that the mining/exploration sector may be undervalued as compared to other investments, and further, are supporting companies motivated by the aforementioned convictions. SAMEX holds several quality exploration prospects within one of the most prolifically mineralized regions of the earth, the Cordillera Occidental of Bolivia and Chile. The Company is currently working to secure financing for the ongoing exploration of several of its key properties namely the Eskapa and Wara Wara prospects. (See news releases, photos, maps etc. at www.samex.com).

News Release No. 3-02 dated February 11, 2002

PRIVATE PLACEMENT - Subject to regulatory acceptance, SAMEX has arranged an institutional private placement of 2,000,000 units comprised of one common share and one warrant at a price of $0.15 per unit. The two-year warrant will entitle the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the first year of the warrant or at a price of $0.25 per share if exercised during the second year. SAMEX has agreed to pay a finder's fee comprised of $12,000.00 cash and issuance of 80,000 share/warrant units. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. The share/warrant units to be issued pursuant to this private placement will be subject to a four month hold period.

SUBSEQUENT TO THE FIRST QUARTER

News Release No. 4-02 dated March 8, 2002

PRIVATE PLACEMENT COMPLETED - SAMEX has completed a private placement of 2,120,000 units comprised of one common share and one warrant at a price of $0.15 per unit (originally announced as 2,000,000 units in News Release No. 3-02 dated February 11, 2002). The two-year warrant entitles the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the first year of the warrant (by March 5, 2003) or at a price of $0.25 per share if exercised during the second year of the warrant which expires March 5, 2004. Compensation comprised of $12,000.00 cash and the issuance of 80,000 share/warrant units (having the same terms as described above) will be paid to Canaccord Capital for professional services provided in relation to the placement of 2,000,000 of the units.

Acceptance of the private placement was granted by the CDNX and all 2,200,000 share/warrant units were issued March 5, 2002. The units are subject to a hold period until July 5, 2002. A Director/Officer of SAMEX was a placee for 40,000 units. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital.

ESKAPA PROPERTY, BOLIVIA - Option Agreement Amended - SAMEX and International Chalice Resources ("Chalice") have agreed to amend certain terms of the Eskapa Property Option Agreement by shortening the term of the option and, in consideration, reducing the total option payment required. Under the original agreement dated November 15, 2000, SAMEX granted Chalice an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 on or before November 15, 2003. The Agreement has been amended by reducing total option payments required, to US $461,137.98, on or before an earlier date, February 28, 2002.

Chalice has made the final option payment of US $56,137.98 (to earn the final 4% interest remaining under the option), thereby exercising the full option by completing option payments totaling US $461,137.98 by February 28, 2002. Chalice has earned the right to receive, upon formation of a joint venture, a 40% Joint Venture Interest with respect to mineral operations on the Eskapa property. Under the amended terms of the Agreement, Chalice shall notify SAMEX on or before August 31, 2002 whether it elects to participate in the proposed joint venture or elects to convert the joint venture interest it would otherwise be entitled to under the Agreement to a 10% Net Profits Interest.

Eskapa Property Update - A comprehensive exploration summary report is currently being drafted. Results of the recent drill program have added considerable understanding of the El Indo-Tambo-style, precious-metal mineralizing system at Eskapa. The report will make recommendations for the next stage of exploration on the property. Upon completion, the report will be used to seek exploration funding through financings or joint venture agreements.

EL DESIERTO PROPERTY, BOLIVIA - Chalice has notified SAMEX that it does not plan any further expenditures on the El Desierto Property in Bolivia and relinquishes any rights under the El Desierto Option Agreement of September 30, 1999. SAMEX continues to maintain a reduced portion of the El Desierto claims for further evaluation subject to the availability of financing or other joint venture agreements.

News Release No. 5-02 dated March 19, 2002

STOCK OPTIONS GRANTED - Subject to regulatory acceptance, SAMEX has granted 1,480,000 new incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007. These new options are granted instead of options at $.015 per share (previously announced in News Release No. 24-01 dated November 16, 2001) which SAMEX did not proceed with. The new options are in addition to the 2,460,000 current outstanding options which are exercisable at a price of $0.40 per share effective until expiry on April 19, 2005. The grant of the new options increases the number of options granted to employees, directors, officers and consultants of the Company to a total of 3,940,000 shares.

News Release No. 6-02 dated April 12, 2002

ANNUAL GENERAL MEETING - The Annual General Meeting of SAMEX Mining Corp. will be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 23, 2002 at 2:30 P.M.

DEBT REDUCTION - PORTION OF PROMISSORY NOTE CONVERTED TO UNITS - A $100,000 portion of principal of a $300,000 Convertible Promissory Note (dated July 31, 1998) was converted into 250,000 share/warrant units at a price of $0.40 per unit. The 250,000 shares and warrant were issued April 1, 2002. The warrant entitles the holder to purchaser an additional 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which expires June 30, 2003. The Company also made an interest payment of $28,244.67 to the Note holder to cover the 7% interest due on the $100,000 portion of principal that was converted to Units. The conversion and interest payment effectively reduced the Company's long-term debt by reducing the principal of the Convertible Promissory Note from $300,000 down to $200,000 and by paying down a $28,244.67 portion of interest due on the Note. (For original details on the Convertible Note, see News Release No. 11-98 dated October 2, 1998).

STOCK OPTIONS ACCEPTED - On March 19, 2002, SAMEX granted 1,480,000 incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007 (see News Release No. 5-02 dated March 19, 2002). The CDNX has accepted this grant of options for filing. 1,300,000 of the new options were granted to Directors/Officers of the Company.

News Release No.7-02 dated April 17, 2002

GOLD ANTI-TRUST WEB SITE LAUNCHED IN CHINESE LANGUAGE - In continued support of the Gold Anti-Trust Action Committee, "GATA", (see www.GATA.org), SAMEX is pleased to sponsor the creation, translation and hosting of a Chinese language version of the GATA web site (www.GATAChinese.org). SAMEX has been an outspoken supporter of GATA, a US based "not for profit" organization, which contends that a hidden scheme exists to manage and even manipulate the US dollar price of gold for the benefit of certain knowledgeable parties to the detriment of others. GATA has researched, documented and is now supporting ongoing US Federal litigation against certain international banking, government and quasi-government institutions. GATA has received much support through the efforts of US Congressman Ron Paul of Texas, who has introduced legislation ("Monetary Freedom and Accountability Act") which is designed to curb the potential manipulation of worldwide gold prices.

Management is convinced that the research that GATA has assembled over the past three years may be of significant interest internationally. The new web site will enable Chinese investors to read and evaluate pertinent GATA information in their native language, thereby broadening the understanding of these important issues to a large segment of the global population.

NAI Interactive LTD., a subsidiary of ChineseWorldNet.com ("CWN") has constructed, and will maintain the GATA/Chinese web site. CWN hosts a leading Chinese financial web-portal in North America with over 30,000 members. With operations in Toronto, Vancouver, Hong Kong, Shanghai and Beijing, CWN aims to link the Chinese financial community worldwide. Through email disseminations, Internet banner links and coverage in CWN's Chinese language bi-weekly newspaper, the GATA/Chinese web site will receive substantial worldwide coverage through a variety of media, over the weeks and months ahead. Pertinent GATA updates and news releases will also be translated and disseminated, through the above mentioned channels.

The GATA group has tirelessly researched and published much evidence supporting management's conviction that something has been amiss in the "free-markets". GATA's contentions have important implications for investors within the exploration and mining sector. We are grateful for their efforts and consider the GATA/Chinese initiative an appropriate way to support them with the dissemination of this information in another language. Go GATA Go!

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX Mining Corp.
(Registrant)

Date: April 30, 2002

By: ______________________
Larry D. McLean
Vice President, Operations